SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

GigOptix, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

37517Y103

(CUSIP Number)

Lloyd I. Miller, III, 222 Lakeview Avenue, Suite 160-365, West Palm Beach, Florida, 33401 (Tel.) (561) 832-3490

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 6 pages

¹	The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	37517Y103	13D/A1	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Lloyd I. Miller, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 976,708
	8	SHARED VOTING POWER 251,221
	9	SOLE DISPOSITIVE POWER 976,708
	10	SHARED DISPOSITIVE POWER 251,221
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,227,929
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7%
14	TYPE OF REPORTING PERSON* IN-IA-OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A1

This constitutes Amendment No. 1 to the statement on Schedule 13D (the “Amendment No. 1”) filed on behalf of Lloyd I. Miller III (“Mr. Miller” or the “Reporting Person”), dated and filed January 3, 2012 (the “Statement”), relating to the common stock, $0.001 par value per share, of GigOptix, Inc. (the “Company”). The Company’s principal executive offices are located at 130 Baytech Drive, San Jose, California 95134. This Amendment No. 1 is being filed to report that since the Statement, a material change occurred in the percentage of the shares of Company common stock (the “Shares”) beneficially owned by Miller and a material change occurred in the facts set forth in the Statement. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Miller is the managing member of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust A-4 (“Trust A-4”) and Trust C (“Trust C” and, together with Trust A-4, the “Trusts”). The Trusts were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, one of which is Trust A-4. The Trusts were further reformed by Order of the Delaware Chancery Court dated December 23, 2010 pursuant to which Milfam LLC was appointed advisor to the Trusts. All of the shares of Common Stock purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the shares of Common Stock purchased by Trust A-4 was approximately $503,632.00. All of the shares of Common Stock purchased by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the shares of Common Stock purchased by Trust C was approximately $341,725.00.

Pursuant to an Irrevocable Trust Agreement MILGRAT I (E8) (“MILGRAT I (E8)”), dated as of June 6, 2011, Mr. Miller was named as the trustee to MILGRAT I (E8). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT I (E8) were contributed to MILGRAT I (E8) by its grantor, Catherine C. Miller.

Pursuant to an Irrevocable Trust Agreement MILGRAT I (F8) (“MILGRAT I (F8)”), dated as of July 11, 2011, Mr. Miller was named as the trustee to MILGRAT I (F8). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as trustee of MILGRAT I (F8) were contributed to MILGRAT I (F8) by its grantor, Catherine C. Miller.

Mr. Miller is the co-member and co-manager of Milfam NG LLC (“Milfam NG”). All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the co-member and co-manager for Milfam NG were purchased with funds generated and held by Milfam NG. The aggregate purchase price for the shares of Common Stock Mr. Miller is deemed to beneficially own as co-manager of Milfam NG was approximately $514,551.00.

The aggregate purchase prices set forth in this Item 3 include any brokerage commissions.

Item 4.	Purpose of the Transaction

Item 4 of the Statement is hereby amended by adding at the end thereof the following:

This Amendment No. 1 is being filed to report that, since the filing of the Statement, a material change occurred in the percentage of the shares of Company common stock beneficially owned by Mr. Miller. In addition, at this time Mr. Miller no longer desires to attempt to influence the governance and business strategies of the Issuer.

The Reporting Person intends to review his investments in the Issuer on a continuing basis. Depending on various factors, the Reporting Person may in the future take such actions with respect to his investments in the Issuer as he deems appropriate including, without limitation, purchasing or selling shares of common stock or preferred stock or other securities of the Issuer or changing his intentions with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Mr. Miller may be deemed to beneficially own 1,227,929 shares of Common Stock, which is equal to approximately 5.7% of the outstanding shares, based on 21,572,995 shares of Common Stock outstanding, as reported in the Issuer’s Form 10-K filed on March 27, 2012. As of the date hereof, 349,425 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-4, 200,575 of such beneficially owned shares of Common Stock are owned of record by Trust C, 45,013 of such beneficially owned shares of Common Stock are owned of record by MILGRAT I (E8), 381,695 of such beneficially owned shares of Common Stock are owned of record by MILGRAT I (F8), and 251,221 of such beneficially owned shares of Common Stock are owned of record by Milfam NG.

(b) Mr. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Trust A-4, Trust C, MILGRAT (E8) and MILGRAT (F8). Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Milfam NG.

(c) The following table details the transactions effected by Mr. Miller in the past 60 days.

	MILGRAT (E8)
Date of Transaction	Number of Shares Sold	Price Per Share
April 3, 2012	7,100	$2.80
April 5, 2012	5,060	$2.80
April 11, 2012	7,802	$2.6825
April 12, 2012	5,000	$2.65
April 12, 2012	6,057	$2.6834
April 13, 2012	1,655	$2.6812
April 16, 2012	16,430	$2.67
April 17, 2012	260	$2.67
April 18, 2012	1,731	$2.74
April 19, 2012	19,998	$2.74
April 20, 2012	12,550	$2.74
April 25, 2012	50,000	$2.9825

	Milfam NG LLC
Date of Transaction	Number of Shares Sold	Price Per Share
April 5, 2012	5,061	$2.80
April 17, 2012	50,000	$2.70

	Trust A-4
Date of Transaction	Number of Shares Sold	Price Per Share
April 17, 2012	150,000	$2.70

	MILGRAT (F8)
Date of Transaction	Number of Shares Sold	Price Per Share
April 17, 2012	300,000	$2.70

(d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

N/A.

Item 7.	Material to be Filed as Exhibits.

N/A.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2012

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III